Exhibit 99.3

VIQ Solutions Inc.

Q3 2022 Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Expressed in United States dollars)

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

The following Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and results of operations of VIQ Solutions Inc. for the three and nine months ended September 30, 2022. This MD&A should also be read in conjunction with the Q3 2022 unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), IAS 34, Interim Financial Reporting and International Financial Reporting Interpretations Committee interpretations as issued by the International Accounting Standards Board and are available on SEDAR at www.sedar.com. This MD&A should also be read in conjunction with our annual MD&A and audited financial statements for the years ended December 31, 2021, and 2020, which we prepared in accordance with IFRS and are available on SEDAR at www.sedar.com and filed as an Exhibit to our Annual Report on Form 20-F available on EDGAR at www.sec.gov/edgar.

Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to substantial risks and uncertainties. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risk Factors”. The information in this MD&A is provided as of November 9, 2022, unless otherwise indicated.

Unless the context otherwise requires, all references to “VIQ”, “Company”, “VIQ Solutions”, “our”, “us”, and “we” refer to VIQ Solutions Inc. and its subsidiaries. Additional information regarding the Company, including in its annual information form for its fiscal year ended December 31, 2021 (the “AIF”), is available on SEDAR at www.sedar.com. Information regarding the Company is also available on EDGAR at www.sec.gov/edgar.

All amounts herein are presented in United States dollars, unless otherwise indicated.

Forward-Looking Statements

This MD&A contains forward-looking statements about our expected achievements, the recovery of the global economy, the impacts of COVID-19, the timing of disclosure related to key performance indicators, the use of future cash and capital allocation, the remediation of material weaknesses in internal controls, the future adoption of technology, the future success of our business and technology strategies, performance, goals and other future events. Management’s assessment of future plans and operations, cash flows, methods of financing and the ability to fund financial liabilities and the timing of and impact of adoption of IFRS and other accounting policies may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, the risks identified below.

Therefore, the Company’s actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although the Company currently believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because such statements are subject to substantial risks and uncertainties and the Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified in this document and other documents filed by the Company, assumptions have been made regarding, among other things: the expected impact of increasing competition; the general stability of the economic and political environment in which the Company operates, including significant changes in demand from the Company’s clients as a result of the impact of a global economic crisis and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to, clients and suppliers, during uncertain economic conditions; the Company’s dependence on a limited number of clients; the Company’s dependence on industries affected by rapid technological change; the Company’s ability to successfully manage its operations internationally including in the United Kingdom, Australia and the United States; the challenge of managing its financial exposures to foreign currency fluctuations; the Company’s ability to obtain and retain qualified staff and services in a timely and cost-efficient manner; the Company’s ability to obtain financing on acceptable terms when needed, including anticipated sources of funding of working capital and financial losses which may include securing credit facilities, accessing new equity, corporate acquisitions or business combinations or joint venture arrangements; the ability to secure new contracts on terms acceptable to the Company; the ability to successfully develop new products; the Company’s ability to effectively register, for protection, its new and existing technologies and products in certain jurisdictions; the Company’s ability to protect new and existing products from proprietary infringement by third parties and its ability to effectively enforce such proprietary infringements; taxes in the jurisdictions in which the Company operates, including Canada, the United Kingdom, Australia and the United States; and the Company’s ability to successfully market its products. Readers are cautioned that the foregoing list of factors is not exhaustive.

Management Discussion & Analysis	Page 1

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

The purpose of the forward-looking statements is to provide the reader with a description of management’s current expectations regarding the Company’s 2022 outlook and may not be appropriate for other purposes. Readers are encouraged to read the section entitled “Risk Factors” in this MD&A and the section entitled “Risk Factors” in the AIF and the Company’s annual report on Form 20-F filed with the SEC for a broader discussion of the factors that could affect its future performance. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Trademarks

This MD&A includes trademarks, such as “CapturePro”, “aiAssist”, “NetScribe”, which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this MD&A, other than those that belong to VIQ, are the property of their respective owners.

Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated condensed financial statements.

We use the following non-IFRS financial performance measures in our MD&A:

•	Adjusted EBITDA

•	EBITDA

•	Annual Recurring Revenue (“ARR”)

•	Bookings

•	Average Technology Services Revenue per Day

•	Technology Services Cost of Sales without COVID-19 Subsidies per Minute of Audio

•	Gross Margin for Technology Services without COVID-19 Subsidies

•	Gross Margin for Technology and related revenue

For a detailed description of each of the non-IFRS measures and ratios used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the “Key Operating Metrics – Non-IFRS Measures” section of this MD&A. The non-IFRS measures and ratios set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Management Discussion & Analysis	Page 2

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Overview

VIQ Solutions is a leading provider of capture software and cloud-based transcription workflow automation solutions to assist government agencies and commercial enterprises securely digitize information-intensive voice and video content.

Our technology, which delivers a seamless, proprietary workflow and documentation platform securely captures, transforms, distributes, and manages complex digital voice and video content for over 4,155 active clients in the criminal justice, legal, insurance, media, government, and financial services verticals. We have operations in the U.S., Canada, Australia, Europe, the Middle East and Africa.

Our scalable technology utilizes artificial intelligence (“AI”) designed to ingest significant amounts of evidentiary content to produce accurate, verbatim, diarized transcripts for mission critical events that have lasting financial and social impacts. For the nine months ended September 30, 2022, our platform processed over 13.3 million minutes of recorded, multi-speaker, multi-channel audio and video and created approximately 7.2 million pages of secure, industry specific evidence documentation creating actionable information for use by our clients.

Our technology solutions are proven to deliver productivity enhancements, which drive down our overall production costs and speed of delivery, leading to meaningful gross margin improvements. Our automated workflow has enabled profitable growth while improving the overall service levels, strengthening our AI learning, and bolstering our competitive advantage.

Revenue

The recurring nature of our revenue base is a key indication of performance. Most of our revenue is tied to major contracts and is expected to remain generally the same or increase in terms of the overall contribution to the Company. Also, these clients are tied to government entities and multinational Fortune 500 companies that provide little credit risk and accordingly provide a reliable revenue stream.

Our revenue comes from transcription services, software-as-a-service (SaaS), software license fees, support and maintenance and other recurring fees, professional service fees, and hardware sales. Transcription service revenue consists of fees charged for editing documentation services provided to our clients. Technology service revenue consists of fees charged for automated transcription services. Software-as-a-service (SaaS) allows customers to use hosted software over a term without taking possession of the software and is provided on a subscription basis. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third-party software licenses. These license sales are larger contracts with longer sales cycles and are more variable in nature. Support and maintenance and other recurring revenue primarily consist of fees charged for client support on our software products post-delivery. Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with our software products and technology services. Hardware revenue includes the resale of third-party hardware that forms part of our client solutions. Occasionally, our clients may purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity vary by client to create a solution for the client’s unique requirements.

Management Discussion & Analysis	Page 3

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Cost of Sales

Cost of sales consists primarily of staff costs, independent contractors, professional services and the cost of hardware and third-party licenses to fulfill client arrangements.

Selling and Administrative Expenses

Selling and administrative expenses consist of personnel and related costs for our sales and marketing functions, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel, direct marketing campaigns, public relations and other promotional activities. Selling and administrative expenses also consist primarily of personnel and related costs associated with the administrative functions of our business including corporate, finance, and internal information system support as well as legal, accounting, other professional fees, investor relations, occupancy costs and insurance.

We continue to invest globally in sales, marketing and business development to continue to diversify across segments, industries and geographies building awareness of global brand to increase our future revenue growth opportunities.

Research and Development Expenses

Research and development expenses include personnel and related costs for ongoing research, development and product management initiatives.

Business Overview of Q3 2022

Q3 2022 was pivotal to VIQ in the maturity and adaptation of the solutions delivered. In all segments across all geographies there was accelerated response to the technology solutions to utilize the Netscribe workflow solution, enhanced by the First Draft product been prioritized over more traditional methods of capturing and delivering documentation. First Draft provides the documentation almost real time in a usable form that enables highly accurate content, diarization and formatting. This solution along with the incorporation of Netscribe and Carbon for customers to capture and manage this near real time content and do it as a SaaS offering has rapidly progressed given the global challenges to manage through financial constraints, particularly in governmental entities, many of which are still rebounding from the impact of COVID-19. This pivot has moved the market from technology license fees that deliver large upfront contract to SaaS based model that drives both higher margin and higher lifetime value of the customer.

The quarter began with the long-awaited phase one of the Queensland Courts transcription contract. While the Auscript acquisition provided a baseline for this contract, the new agreement moved the courts to a new technology that required engagement to test and evolve that technology, retrain our production and IT teams to adapt and adopt to this new environment. The impact of this migration weighed heavy on the production teams, constraining capacity by up to 30 percent and limiting the onboarding of new agreements that were earmarked to begin in late July and August. This also impacted our on-time delivery of our existing contracts and revenue associated with turn around time modifications that drive lower revenue and lower revenue per file. Phase two of the Queensland agreement began toward the middle of September and the final phase began in early October. VIQ is adapting to these challenges and began to recognize the revenues of the new contracts in Victoria and New South Wales.

Management Discussion & Analysis	Page 4

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

The reduction in the volumes associated with insurance segment in the US caused by adjustments to the post COVID-19 world. As most of the revenue is tied to property and casualty, particularly auto claims, reduced by the hybrid work environment and improved automobile technologies that reduce the overall incident rates. This has reduced the overall number of statements of record that require full transcription. While this impacted Q3 revenues, this “evolution” has accelerated our First Draft strategy providing higher margin alternatives to traditional transcription. This reduction in revenue is not tied to any contract losses, conversely, all major agreements have renewed, and new named major contracts will be announced in Q4.

Despite the headwinds of Q3, we have seen very favourable market trends in new agreements with major insurance, courts and legal customers. We have expanded our active trials with courts in both the US, UK, and AU for our SaaS solutions, helping to resolve the challenges from the post COVID-19 work force and helping to deliver to the courts and parliamentary groups the ability to gain access to draft content in a format that is very usable and accurate.

In Q3, the expansion of an additional speech-to-text (STT) engine added additional efficiency to the technology and improved the basis or the addition of our AI to continue to improve the usability of our drafts. The strategy to remain engine agnostic and taking advantage of improved available technologies is delivering the results of our gross margin. Considering the impact of exchange rates and COVID-19 subsidies, we were still able to improve overall gross margin by approximately 1% and this will further accelerate in Q4 as we complete the TTA migration and begin the Auscript migration in Australia.

Trends in ARR, new bookings and gross margin gains continue to provide a solid foundation for the ARR exiting Q4 as contracts from Q2 begin to reach operational scale.

Key Operating Highlights during the three months and nine months ended September 30, 2022

•	Total revenue for the three months ended September 30, 2022, was $11,785,713, an increase of $4,699,356 or 66% from $7,086,357 recognized in the comparative period in 2021. Total revenue for the nine months ended September 30, 2022, was $35,662,349, an increase of $12,129,958 or 52% from $23,532,391 recognized in the comparative period in 2021.

•	Gross margin for the three months ended September 30, 2022, was $5,577,185 representing 47.3% of revenue versus 51.4% of revenue in the comparative period in 2021. Gross margin for the nine months ended September 30, 2022, was $17,160,436 representing 48.1% of revenue versus 49.5% of revenue in the comparative period in 2021.

•	Net loss for the three months ended September 30, 2022, was $1,329,940 a decrease of $2,529,565 or 65% from a net loss of $3,859,505 recognized in the comparative period in 2021. Net loss for the nine months ended September 30, 2022, was $6,537,993, a decrease of $9,486,963 or 59% from a net loss of $16,024,956 recognized in the comparative period in 2021.

Management Discussion & Analysis	Page 5

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

•	Adjusted EBITDA[1], for the three months ended September 30, 2022, was a deficit of $559,481, a decrease of $2,552,164, from an Adjusted EBITDA deficit of $3,111,645 recognized in the comparative period in 2021. The improvement in Adjusted EBITDA was primarily due to increased gross profit resulting from increased revenue versus comparative period 2021. Also, reduction in selling and administrative expenses as comparative period 2021 includes approximately $2.2M in one-time professional service fees related to capital raise, Nasdaq listing fees and M&A activity. Further decrease in Adjusted EBITDA deficit was driven by lower research and development expenses primarily due to lower project costs than comparative period 2021.The decrease in Adjusted EBITDA deficit is partially offset by selling and administrative expenses generated from Q4 2021 acquisitions and lower COVID-19 subsidies than comparative period 2021. The three months ended September 30, 2022, included nil in COVID-19 wage subsidies versus $763,227 recorded in the comparative period in 2021. Adjusted EBITDA, for the nine months ended September 30, 2022, was a deficit of $2,218,492, a decrease of $899,343, from an Adjusted EBITDA deficit of $3,117,835 recognized in the comparative period in 2021. The improvement in Adjusted EBITDA for the nine months ended September 30, 2022, was primarily due to increased gross profit resulting from increased revenue versus comparative period 2021. Also, comparative period 2021 includes approximately $3.0M in one-time professional services fees related to capital raise, Nasdaq listings and M&A activity. The decrease in Adjusted EBITDA deficit was partially offset by higher selling and administrative expenses generated from Q4 2021 acquisitions, incremental increase in cloud services expenses related to support our customer migration to editing and technology-based workflows, higher D&O insurance, and higher headcount. In addition, the nine months ended September 30, 2022, included $225,843 reduction in expenses related to COVID-19 wage subsidies versus $1,661,812 recorded in the comparative period in 2021.

Results of Operations

Key financial performance indicators that we use to manage our business and evaluate our financial results and operating performance include revenue, expenses, net income (loss) and Adjusted EBITDA. We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period performance.

1 Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, loss on extinguishment of debt, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, business acquisition costs, other income, foreign exchange (gain) loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

Management Discussion & Analysis	Page 6

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

The following table sets forth a summary of our results of operations for the three months and nine months ended September 30, 2022, and 2021:

Unaudited

	Three months ended September 30		Period over Period Change		Nine months ended September 30		Period over Period Change
	2022	2021	$	%	2022	2021	$	%
Revenue	11,785,713	7,086,357	4,699,356	66	35,662,349	23,532,391	12,129,958	52
Cost of sales	6,208,528	3,444,259	2,764,269	80	18,501,913	11,891,379	6,610,534	56
Gross profit	5,577,185	3,642,098	1,935,087	53	17,160,436	11,641,012	5,519,424	47
Expenses	47%	51%			48%	49%
Selling and administrative expenses	5,960,010	6,516,449	(556,439)	(9)	18,628,758	14,008,605	4,620,153	33
Research and development expenses	164,849	317,546	(152,697)	(48)	642,291	817,219	(174,928)	(21)
Loss (Gain) on contingent consideration	11,807	(80,252)	92,059	(115)	107,879	(66,977)	174,856	(261)
Stock-based compensation	681,193	859,119	(177,926)	(21)	2,173,969	7,632,906	(5,458,937)	(72)
Depreciation	156,916	45,736	111,180	243	432,483	189,392	243,091	128
Amortization	1,115,721	989,215	126,506	13	3,219,135	3,282,037	(62,902)	(2)
Interest expense	234,892	329,598	(94,706)	(29)	815,733	996,611	(180,878)	(18)
Accretion and other financing expense	466,316	236,309	230,007	97	755,596	755,970	(374)	(0)
Loss on extinguishment of debt	747,865	-	747,865	100	747,865	-	747,865	100
Gain on revaluation of options	-	(501,974)	501,974	(100)	(1,063,662)	(501,974)	(561,688)	112
Gain on revaluation of RSUs	(137,224)	(119,012)	(18,212)	15	(445,682)	(119,012)	(326,670)	274
Gain on revaluation of the derivative warrant liability	(2,477,746)	(763,499)	(1,714,247)	225	(3,524,526)	(763,499)	(2,761,027)	362
Restructuring Costs	134,582	35,072	99,510	284	303,690	395,324	(91,635)	(23)
Business acquisition costs	23,339	183,324	(159,984)	(87)	418,856	183,324	235,532	128
Other income	(170)	(2,226)	2,056	(92)	(899)	(10,520)	9,621	(91)
Foreign exchange (gain) loss	(151,354)	(445,978)	294,624	66	597,209	(77,252)	674,461	(873)
Loss before income taxes	(1,353,811)	(3,957,329)	2,603,518	66	(6,648,259)	(15,081,142)	8,432,883	56
Current income tax recovery (expense)	97,827	42,562	55,265	130	(74,815)	41,204	(116,019)	(282)
Deferred income tax recovery (expense)	(73,956)	55,262	(129,218)	(234)	185,081	(985,018)	1,170,099	(119)
Income tax recovery (expense)	23,871	97,824	(73,953)	76	110,266	(943,814)	1,054,080	112
Net Loss	(1,329,940)	(3,859,505)	2,529,565	66	(6,537,993)	(16,024,956)	9,486,963	59
Adjusted EBITDA (1)	(559,481)	(3,111,645)	2,552,163	(82)	(2,218,492)	(3,117,835)	899,343	(29)

Weighted average number of common shares outstanding
Basic	32,749,800	26,359,517			30,854,262	25,292,160
Diluted	32,749,800	26,359,517			30,854,262	25,292,160
Net loss per share
Basic	(0.04)	(0.15)			(0.21)	(0.63)
Diluted	(0.04)	(0.15)			(0.21)	(0.63)

1Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, loss on extinguishment of debt, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, business acquisition costs, other income, foreign exchange (gain) loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

Management Discussion & Analysis	Page 7

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Comparison of the three months and nine months ended September 30, 2022, and 2021

Revenue and Insights

Total revenue for the three months ended September 30, 2022, was $11,785,713, an increase of $4,699,356, or 66%, from $7,086,357 recognized in the comparative period in 2021. The increase in revenue for the three months ended September 30, 2022 was primarily due to technology service revenue generated from Q4 2021 acquisitions. Our revenue was impacted negatively by approximately $0.2M due to the weakening Australia and UK currencies in comparison to the USD.

Total revenue for the nine months ended September 30, 2022, was $35,662,349 an increase of $12,129,958, or 52%, from $23,532,391recognized in the comparative period in 2021. The increase in revenue for the nine months ended September 30, 2022, was primarily due to technology service revenue generated from Q4 2021 acquisitions which were partially offset by lower organic technology service revenue generated from legacy businesses and lower technology sales versus the comparative periods in 2021. The foreign exchange impact for the nine months ended September 30, 2022 resulted in a reduction in revenue of $0.5M.

Cost of Sales

Cost of Sales for the three months ended September 30, 2022, increased by $2,764,269, or 80%, to $6,208,528, from $3,444,259 for the comparative period in 2021. Cost of Sales for the nine months ended September 30, 2022, increased by $6,610,534 or 56%, to $18,501,913 from $11,891,379 for the comparative period in 2021.

The increase in Cost of Sales for the three months and nine months ended September 30, 2022, is primarily due to Cost of Sales related to Q421 acquisitions which were partially offset by productivity gains achieved through NetScribe, powered by aiAssist, and our global workforce.

The Company continued to utilize the global labor force which provides scale and real-time capacity, lower costs and 24-hour production is expected to be another accelerator to the gross margin improvements that began in Q4 2021.

During the three months ended September 30, 2022, the Company received and recorded nil of COVID-19 wage subsidies vs. $336,691 in the comparative period in 2021. During the nine months ended September 30, 2022, the Company received and recorded $129,247 of COVID-19 wage subsidies vs. $673,281 in the comparative period in 2021.

Gross Profit

Gross Profit for the three months ended September 30, 2022, increased by $1,935,087 or 53%, to $5,577,185, from $3,642,098, for the comparative period in 2021. The increase in Gross Profit for the three months ended September 30, 2022, is primarily due to Q4 2021 acquisitions and productivity gains. In addition, the comparative period 2021 includes $336,691 in COVID-19 wage subsidies compared to nil in the three months ended September 30, 2022. Excluding COVID-19 wage subsidies, Gross Profit Margin for the three months ended September 30, 2022, would be 47.3% vs. 46.6% in the comparative period in 2021 which has increased due to productivity gains achieved through NetScribe, powered by aiAssist, and our global workforce.

Gross Profit for the nine months ended September 30, 2022, increased by $5,519,424, or 47%, to $17,160,436, from $11,641,012, for the comparative period in 2021. The increase in Gross Profit for the nine months ended September 30, 2022, is primarily due to Q4 2021 acquisitions and productivity gains, partially offset by lower technology revenue vs. the comparative period in 2021. In addition, the comparative period in 2021 includes $673,281 in COVID-19 wage subsidies vs. $129,247 in the nine months ended September 30, 2022. Excluding COVID-19 wage subsidies, Gross Profit Margin for the nine months ended September 30, 2022, would be 47.8% vs. 46.6% in the comparative period in 2021 which has increased due to productivity gains achieved through NetScribe, powered by aiAssist, and lower labour costs due to our global workforce.

Management Discussion & Analysis	Page 8

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Selling and Administrative Expenses

Selling and Administrative Expenses for the three months ended September 30, 2022, decreased by $556,439, or 9%, to $5,960,010, from $6,516,449, for the comparative period in 2021. The decrease for the three months ended September 30, 2022, is primarily due to approximately $2,200,000 in one-time professional service fees related to capital raise, Nasdaq listing fees and M&A activity reported in comparative period 2021 partially offset by selling and administrative expenses generated from Q4 2021 acquisitions. In addition, the three months ended September 30, 2022, included $95,565 for COVID-19 wage subsidies versus $426,536 in the comparative period in 2021.

Selling and Administrative Expenses for the nine months ended September 30, 2022, increased by $4,620,153, or 33%, to $18,628,758, from $14,008,605, for the comparative period in 2021. The increase for the nine months ended September 30, 2022, includes Selling and Administrative Expenses related to Q4 2021 acquisitions of approximately $5,000,000, higher D&O insurance of approximately $500,000 and incremental costs associated with cloud services of approximately $800,000 to support our customer migration to editing and technology-based workflows, remaining increase related to increased headcount. The increase in selling and administrative expenses was partially offset by approximately $3,000,000 in one-time professional service fees reported in comparative period 2021 relating to capital raise, Nasdaq listing fees and M&A activity. In addition, the nine months ended September 30, 2022, included $95,565 for COVID-19 wage subsidies versus $988,531 in the comparative period in 2021.

Research and Development Expenses

Research and Development Expenses for the three months ended September 30, 2022, decreased by $152,697, or 48%, to $164,849, from $317,546, for the comparative period in 2021. The decrease in Research and Development Expenses for the three months ended September 30, 2022, is primarily due to lower project costs than the comparative period in 2021. Research and Development Expenses for the nine months ended September 30, 2022, decreased by $174,928, or 21%, to $642,291, from $817,219, for the comparative period in 2021. The decrease in Research and Development Expenses for the nine months ended September 30, 2022, is primarily due to lower project costs than the comparative period in 2021.

Loss (Gain) on Contingent Consideration

For the three months ended September 30, 2022, Contingent Consideration changed by $92,059, from a gain of $80,252 recognized in the comparative period in 2021 to a loss of $11,807. For the nine months ended September 30, 2022, Contingent Consideration changed by $174,856, from a gain of $66,977, recognized in the comparative period in 2021 to a loss of $107,879. The change for the three and nine months September 30, 2022, is mainly due to changes in anticipated acquisition earnout payments primarily as a result of higher forecasted revenue for the wordZXpressed, Inc. (“WordZ”) acquisition. In addition, the prior year gain on contingent consideration related to the earnout of the ASC acquisition which was settled in Q4 2021. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.

Stock-Based Compensation

For the three months ended September 30, 2022, Stock Based Compensation decreased by $177,926 to $681,193 from $859,119, recognized in the same period of 2021. The decrease in Stock Based Compensation is due to the impact of 319,384 options, and 424,489 RSUs granted during the three months ended September 30, 2022 compared to nil stock options and RSUs granted for the three months ended September 30, 2021.

For the nine months ended September 30, 2022, Stock Based Compensation decreased by $5,458,937 to $2,173,969 from $7,632,906, recognized in the same period of 2021. The decrease in Stock Based Compensation is due to the impact of 555,947 options, 689,463 RSUs and 195,000 PSUs granted during the nine months ended September 30, 2022 compared to 790,086 stock options and 998,378 RSUs granted for the nine months ended September 30, 2021. In addition, the 2022 RSUs, PSUs and stock options were recorded at lower fair value due to lower share price.

Management Discussion & Analysis	Page 9

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Depreciation

For the three months ended September 30, 2022, Depreciation increased by $111,180, to $156,916 from $45,736 recognized in the comparative period in 2021. For the nine months ended September 30, 2022, depreciation increased by $243,091, to $432,483, from $189,392 recognized in the comparative period in 2021. The increase in depreciation for the three months and nine months ended September 30, 2022, is due primarily to the addition of right of use assets acquired with Q4 2021 acquisitions and capital assets purchased during the period.

Amortization

For the three months ended September 30, 2022, Amortization increased by $126,506, to $1,115,721, from $989,215 recognized in the comparative period in 2021. For the nine months ended September 30, 2022, Amortization decreased by $62,902, to $3,219,135, from $3,282,037 recognized in the comparative period in 2021. The increase in amortization for the three months ended September 30, 2022, is mainly attributable to the amortization of intangible assets related to Q4 2021 acquisitions. The decrease in amortization for the nine months ended September 30, 2022 is attributable to the reduction in amortization of capitalized internally generated intangible assets due to the timing of projects partially offset by amortization of intangible assets related to Q4 2021 acquisitions.

Interest Expense

For the three months ended September 30, 2022, Interest Expense decreased by $94,706, to $234,892, from $329,598 recognized in the comparative period in 2021. For the nine months ended September 30, 2022, Interest Expense decreased by $180,878, to $815,733, from $996,611 recognized in the comparative period in 2021. The decrease in Interest Expense for the three months and nine months ended September 30, 2022, is primarily due to $4,005,768 principal repayment on long term debt, which occurred in Q1 2022.

Accretion and Other Financing Costs

For the three months ended September 30, 2022, Accretion and Other Financing Costs increased by $230,007, to $466,316, from $236,309 recognized in the comparative period in 2021. For the nine months ended September 30, 2022, Accretion and Other Financing Costs decreased by $374 to $755,596 from $755,970 recognized in the comparative period in 2021. The increase in Accretion and Other Financing Costs for the three months is due to incremental amendment fees incurred on debt financing. The decrease in Accretion and Other Financing Costs for the nine months is due to extinguishment of debt offset by incremental amendment fees incurred on debt financing.

Loss on extinguishment of debt

On July 14, 2022, the Company amended the terms of the debt agreement with Crown Capital Partner Funding, LP (the “Crown Debt Facility”). The amendment resulted in the terms of the Crown Debt Facility being substantially modified, as such the transaction is accounted for as an extinguishment of the old debt. The Company recognized a loss on extinguishment of debt of $747,865 for the three and nine months ended September 30,2022 and the new debt was recognized at a fair value of $7,706,896.

Management Discussion & Analysis	Page 10

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Gain on Revaluation of Options

For the three months ended September 30, 2022, Gain on Revaluation of Options decreased by $501,974, to $nil, from $501,974 recognized in the comparative period in 2021. The $nil amount is due to the forfeiture of options that were cash-settled options which resulted in no gain on revaluation of options being required for the current quarter. For the nine months ended September 30, 2022, Gain on Revaluation of Options increased by $561,688, to $1,063,662, from $501,974 recognized in the comparative period in 2021. This increase is due to the revaluation of cash-settled options recorded under share-based payment liability, due to the decrease in fair value from the date of initial measurement compared to the re-measurement and the forfeiture of these options.

Gain on Revaluation of RSUs

For the three months ended September 30, 2022, Gain on Revaluation of RSUs increased by $18,212, to $137,224, from $119,012 recognized in the comparative period in 2021. For the nine months ended September 30, 2022, Gain on Revaluation of RSUs increased by $326,670, to $445,682, from $119,012 recognized in the comparative period in 2021. This increase is due to the revaluation of RSUs recorded under share-based payment liability, due to the decrease in fair value from the date of initial measurement compared to the re-measurement at the close of September 30, 2022.

Gain on Revaluation of Derivative Warrant Liability

For the three months ended September 30, 2022, Gain on Revaluation of Derivative Warrant Liability increased by $1,714,247, to $2,477,746, from $763,499 recognized in the comparative period in 2021. For the nine months ended September 30, 2022, Gain on Revaluation of Derivative Warrant Liability increased by $2,761,027, to $3,524,526, from $763,499 recognized in the comparative period in 2021. The Gain on Revaluation of Derivative Warrant Liability for the three and nine months ended September 30, 2022 is due to a decrease in share price which results in a gain recognized.

Restructuring Costs

For the three months ended September 30, 2022, Restructuring Costs increased by $99,510, to $134,582, from $35,072 recognized in the comparative period in 2021. For the nine months ended September 30, 2022, Restructuring Costs decreased by $91,635, to $303,690, from $395,324 recognized in the comparative period in 2021. The increase in Restructuring Costs for the three months ended September 30, 2022 is due to higher organizational restructuring costs related to mainly employee severance incurred versus comparative period in 2021. The decrease in Restructuring Costs for the three months and nine months ended September 30, 2022 is due to lower organizational restructuring costs related to mainly employee severance incurred versus comparative period in 2021.

Business Acquisition Costs

For the three months ended September 30, 2022, Business Acquisition costs decreased by $159,984, to $23,339, from $183,324 recognized in the comparative period in 2021. For the nine months ended September 30, 2022, Business Acquisition costs increased by $235,532, to $418,856, from $183,324 recognized in the comparative period in 2021. The increase in Business Acquisition Costs for the three months and nine months ended September 30, 2022, is primarily due to Q4 2021 acquisitions.

Management Discussion & Analysis	Page 11

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Other Income

For the three months ended September 30, 2022, Other Income decreased by $2,056, to $170, from $2,226 recognized in the comparative period in 2021. For the nine months ended September 30, 2022, Other Income decreased by $9,621, to $899, from $10,520 recognized in the comparative period in 2021. The decrease in Other Income for the three months ended September 30, 2022, is due to lower interest earned on term deposits.

Foreign Exchange (Gain) Loss

For the three months ended September 30, 2022, Foreign Exchange Gain decreased by $294,624 from a gain of $445,978 recognized in the comparative period in 2021 to a gain of $151,354. For the nine months ended September 30, 2022, Foreign Exchange Loss increased by $674,461, from a gain of $77,252 recognized in the comparative period in 2021 to a loss of $597,209. The gain/loss on foreign exchange is due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gain and losses are primarily related to the unrealized foreign translation gains and losses of certain USD, AUD and GBP denominated working capital balances to CAD and USD denominated working capital balances to AUD.

Income Tax Recovery (Expense)

We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the three months ended September 30, 2022, Income tax recovery, net of deferred income tax recovery, decreased by $73,953 to a tax recovery of $23,871, from a tax recovery of $97,824 in the comparative period in 2021. For the nine months ended September 30, 2022, Income tax expense, net of deferred income tax recovery, decreased by $1,054,080 to a tax recovery of $110,266, from a tax expense of $943,814 in the comparative period in 2021. The decrease for the three months and nine months ended September 30, 2022, is primarily due to the recording of a valuation allowance on deferred tax asset recorded for our US entities in 2021 based on forecasted profitability and taxable profit recognized for our Australian subsidiaries.

Net Loss and Earnings Per Share

Net loss for the three months ended September 30, 2022, was $1,329,940 compared to net loss of $3,859,505, for the same period in 2021. On a per weighted average share basis, this translated into a net loss per share of $0.04 in the three months ended September 30, 2022, compared to a net loss per weighted average share of $0.15 for the comparative period in 2021. Net loss for the nine months ended September 30, 2022, was $6,537,993 compared to a net loss of $16,024,956, for the same period in 2021. On a per weighted average share basis, this translated into a net loss per share of $0.21 in the nine months ended September 30, 2022, compared to a net loss per weighted average share of $0.63 for the comparative periods in 2021.

Management Discussion & Analysis	Page 12

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Quarterly Results of Operations

The following table sets out selected financial information for each of the eight most recent quarters, the latest of which ended September 30, 2022. Our quarterly operating results have historically fluctuated significantly and may continue to fluctuate significantly in the future. Therefore, we believe that past operating results and period to period comparisons should not be relied upon as an indication of the Company's future performance.

	(unaudited)
	Sep-22	Jun-22	Mar-22	Dec-21	Sep-21	Jun-21	Mar-21	Dec-20
Revenue	11,785,713	12,351,655	11,524,981	7,514,421	7,086,357	8,191,812	8,254,222	7,775,674

Net loss	(1,329,940)	(3,198,138)	(2,009,916)	(3,653,793)	(3,859,505)	(10,498,662)	(1,666,789)	(3,099,688)

Weighted average number of shares outstanding:
Basic	32,749,800	28,653,056	29,881,717	29,880,185	26,359,517	25,029,019	24,467,151	20,341,203
Diluted	32,749,800	28,653,056	29,881,717	29,880,185	26,359,517	25,029,019	24,467,151	20,341,203

Net loss per share:
Basic	(0.04)	(0.11)	(0.07)	(0.12)	(0.15)	(0.42)	(0.07)	(0.15)
Diluted	(0.04)	(0.11)	(0.07)	(0.12)	(0.15)	(0.42)	(0.07)	(0.15)

Key factors that account for the fluctuation in quarterly results include the variability in the Company’s revenue due to timing of acquisitions and seasonality of revenue. Seasonality impacts the transcription services industry in some cases by summer holiday seasons, such as court closings in January in Australia, and the Thanksgiving and December holidays in the US, Canada and the UK. It also has a slight impact in the US summer period. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income/(loss) on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions and acquired contract liabilities.

Key Operating Metrics – Non-IFRS Measures

ARR

Metric: The ARR has decreased to $48.1M from $49.6M reported in the previous quarter. The decrease in ARR is primarily due to capacity constraints in quality assurance as we expand our global capacity and retrain, reduction in insurance demand and impacted by the significant weakening of the Australian dollar.

Measure Definition ARR: is the annualized equivalent value of the (i) software support maintenance, (ii) software subscription and (iii) technology services revenue of all existing contracts as of the date being measured. This excludes non-recurring revenue from implementation, support, and maintenance fees. The majority of our editing services contracts are volume based. Accordingly, our calculation of ARR assumes that the clients will renew the contractual commitments on a periodic basis as those commitments come up for renewal. A portion of the contract renewals are through a competitive tender process. Contracts may be subject to contract value increases upon renewal reflecting both inflationary increases and the additional value and added products and services provided by our solutions. ARR is not adjusted for the impact of any known or projected future client cancellations, loss of renewals, service upgrades or downgrades or price increases or decreases.

Management Discussion & Analysis	Page 13

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe ARR is useful supplemental information as it provides a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring client contracts, assuming minor cancellations. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

This measure provides a fair real-time measure of the performance in a volume and subscription-based environment. ARR provides us with the visibility for consistent and predicable growth to our cash flows. Our total revenue, ARR and bookings allow us to look at the strength of the expansion of our business on a go forward basis.

At September 30, 2022 - Reconciliation of 2021 Technology Services, support and maintenance, SaaS and Subscription revenues to ARR

2022
Technology Services	26,676,738
Support & Maintenance	1,772,203
SaaS	65,187
Subscription	189,359
Add: The Transcription Agency Revenue Jan 1 - Oct 1, 2021	1,083,415
Add: Auscript Revenue Jan 1 - Dec 13, 2021	10,163,719
Add: Client Adjustments	8,172,556
Total Annual Recurring Revenue	$48,123,177

At June 30, 2022 - Reconciliation of 2021 Technology Services, support and maintenance, SaaS and Subscription revenues to ARR

2022
Technology Services	26,676,738
Support & Maintenance	1,772,203
SaaS	65,187
Subscription	189,359
Add: The Transcription Agency Revenue Jan 1 - Oct 1, 2021	1,083,415
Add: Auscript Revenue Jan 1 - Dec 13, 2021	10,163,719
Add: Client Adjustments	9,623,666
Total Annual Recurring Revenue	$49,574,287

Adjusted EBITDA

Measure Definition:

To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA”, as defined by management, refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, loss on extinguishment debt, gain on revaluation of options, gain on revaluation of RSUs, gain on revaluation of derivative warrant liability, restructuring costs, business acquisition costs, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense (recovery). We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the recurring operating performance of the Company. “EBITDA” is a non-IFRS financial measure and is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company and accordingly might not be comparable to similar financial measures disclosed by other issuers. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “EBITDA”, as defined by management, refers to earnings before depreciation, amortization, interest expense, current and deferred income tax expense (recovery).

Management Discussion & Analysis	Page 14

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, restructuring costs, acquisition, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements of the Company. The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the three months and nine months ended September 30, 2022, and 2021:

	Three months ended September 30		Nine months ended September 30
(unaudited)	2022	2021	2022	2021
Net Loss	$(1,329,940)	$(3,859,505)	$(6,537,993)	$(16,024,956)
Add:
Depreciation	156,916	45,736	432,483	189,392
Amortization	1,115,721	989,215	3,219,135	3,282,037
Interest expense	234,892	329,598	815,733	996,611
Current income tax expense (recovery)	(97,827)	(42,562)	74,815	(41,204)
Deferred income tax expense (recovery)	73,956	(55,262)	(185,081)	985,018
EBITDA	153,718	(2,592,780)	(2,180,908)	(10,613,102)
Accretion and other financing expense	466,316	236,309	755,596	755,970
Loss on extinguishment of debt	747,865	-	747,865	-
Gain on revaluation of options	-	(501,974)	(1,063,662)	(501,974)
Gain on revaluation of RSUs	(137,224)	(119,012)	(445,682)	(119,012)
Gain on revaluation of the derivative warrant liability	(2,477,746)	(763,499)	(3,524,526)	(763,499)
Restructuring costs	134,582	35,072	303,690	395,324
Business acquisition costs	23,339	183,324	418,856	183,324
Other income	(170)	(2,226)	(899)	(10,520)
Stock-based compensation	681,193	859,119	2,173,969	7,632,906
Foreign exchange (gain) loss	(151,354)	(445,978)	597,209	(77,252)

Adjusted EBITDA	$(559,481)	$(3,111,645)	$(2,218,492)	$(3,117,835)

Management Discussion & Analysis	Page 15

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Bookings

Measure Definition: We calculate “Bookings” for a given period as the estimated contract value (for services tied to volume) of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received, software licenses, subscriptions, SaaS and hardware during the period.

Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work, software license and hardware.

We use Bookings to measure the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. Bookings are also used by management as a factor in determining performance-based compensation for our sales force. While we believe Bookings, in combination with other metrics, is an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

While we continue to acquire new clients, we also aim to deepen relationships with these clients through high-margin technology services and software bookings. In addition, we are investing in initiatives to drive sales productivity improvements.

(unaudited)

	Q3 2022	Q3 2021	Q2 2022
Bookings	$1,114,788	$1,033,614	$4,359,086

Focus on global courts as well as media provided the baseline for the increased booking in the quarter in comparison to prior year quarter.

Average Technology Services Revenue per Day

Measure Definition: Average Technology Service revenue per Day is calculated by region based on the total technology services revenue divided by the total billing days during the period. This number is highly impacted by seasonality and should be looked at for monthly trends. As an example, average revenue per day will likely drop in November and December in the US and December and January in Australia and the UK.

(unaudited)

US	Q3 2022	Q3 2021	Q2 2022
Technology Services Revenue	$4,136,509	$4,595,074	$4,392,021
Number of Billing Days	64	64	64
Average Technology Services Revenue per Day	$64,633	$71,798	$68,625

Decline in average US technology services revenue per day against prior year comparative quarter was driven by capacity constraints in quality assurance as we expand our global capacity and retrain, particularly impacting Law Enforcement clients and revenue impact to rates driven by longer turn around times. Also, impacting the reduction are changes related to insurance demand and the beginning of migrations to First Draft technology.

(unaudited)

Australia	Q3 2022	Q3 2021	Q2 2022
Technology Services Revenue	$6,263,423	$1,699,481	$6,604,366
Average Number of Billing Days	57.6	63.2	56.5
Average Technology Services Revenue per Day	$108,740	$26,891	$116,891

The 304% increase from Q3 2021 to Q3 2022 reflects the full quarter of Auscript activity. Auscript was acquired on December 13, 2021.

Management Discussion & Analysis	Page 16

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

(unaudited)

UK	Q3 2022	Q3 2021	Q2 2022
Technology Services Revenue	$235,043	N/A	$275,199
Number of Billing Days	60	N/A	60
Average Technology Services Revenue per Day	$3,917	N/A	$4,587

Decrease in revenue per day quarter over quarter relates to the Queen’s funeral and barrister strikes that lasted approximately 2 weeks. In addition, weakened GBP versus USD.

(unaudited)

Consolidated	Q3 2022	Q3 2021	Q2 2022
Technology Services Revenue	$10,634,976	$6,294,555	$11,271,586
Average Number of Billing Days	60.0	63.8	59.3
Average Technology Services Revenue per Day	$177,250	$98,661	$190,077

Technology Services Cost of Sales without Covid 19 subsidies per Minute of Audio

Measure Definition: Technology Services Cost of Sales without COVID-19 subsidies per Minute of Audio is defined as the direct labor cost of edited content divided by the volume of audio content delivered.

(unaudited)

	Q3 2022	Q3 2021	Q2 2022
Technology Services Revenue	$10,634,976	$6,294,555	$11,271,586
Cost of Sales	$5,893,972	$3,195,401	$5,907,462
Add Back: COVID 19 subsidies	Nil	$336,691	$129,247
Cost of Sales without COVID 19 subsidies	$5,893,972	$3,532,092	$6,036,709
Number of Minutes	4,565,595	3,384,682	4,653,018
Technology Services Cost of Sales without Covid 19 subsidies per Minute of Audio	$1.29	$1.04	$1.30

Management Discussion & Analysis	Page 17

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Gross Margin for Technology Services without COVID-19 Subsidies

Measure Definition: Gross Margin for Technology Services as reported less COVID-19 related subsidies received related to technology services employees.

(unaudited)

	Q3 2022	Q3 2021	Q2 2022
Technology Services Revenue	$10,634,976	$6,294,555	$11,271,586
Cost of Sales	$5,893,972	$3,195,401	$5,907,462
Add Back: COVID 19 subsidies	Nil	$336,691	$129,247
Gross Margin	$4,741,004	$2,762,463	$5,234,877
Gross Margin %	44.6%	43.9%	46.4%

Gross margin was negatively impacted by training, migrations and onboarding costs related to Australia and UK Technology Services.

Gross Margin for Technology and related revenue

Measure Definition: Gross margin for technology and related revenue as reported.

(unaudited)

	Q3 2022	Q3 2021	Q2 2022
Technology Revenue	$1,150,737	$791,802	$1,080,069
Cost of Sales	$314,556	$248,857	$349,991
Gross Margin	$836,181	$542,945	$730,078
Gross Margin %	72.7%	68.6%	67.6%

Gross Margin for Technology and related revenue was favorably impacted by increased VIQ technology sales versus 3rd party technology sales.

Key Performance Indicators

VIQ Solutions monitors several KPIs to help it evaluate its business, measure its performance, identify trends affecting its business and formulate strategic plans.

Annual Delivered Content

Measure Definition: We define Annual Delivered Content as the annualized equivalent of the total number of unstructured digital audio minutes transformed into client specific structured text that is delivered electronically to the clients in the form of delivered pages.

(unaudited)

Annual Delivered Content	Q3 2022	Q3 2021	Q2 2022
Minutes	4,565,595	3,384,682	4,653,018
Pages	2,442,476	1,876,161	2,479,759

Improvements in Q3 2022 from Q3 2021 are tied to reduced revenues in the US related to seasonality, reduced insurance volumes and fewer unplanned billing days in Australia and UK.

Management Discussion & Analysis	Page 18

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Productivity

Measure Definition: We define Productivity as the ratio of the time spent working on a particular document, including idle time, over the duration of the associated recording. This ratio is called OpenRT.

(unaudited)

Productivity	Q3 2022	Q3 2021	Q2 2022
OpenRT	242/3.5	285/3.4	252/3.6

OpenRT was negatively impacted by adoption to Netscribe technology from migrations in the UK and new contractors hired globally to train for new services contracts to commence in Q4.

Active Clients and Client Retention

Measure Definition: We define Active Clients as customer invoiced accounts who have an active license and technology service agreement with us that remains in effect in the twelve months ending at the specified period. The retention and expansion of our relationships with existing clients are key indicators of our revenue potential.  We started tracking this metric in Q4 2021.

(unaudited)

Active Clients	Q3 2022	Q3 2021	Q2 2022
Technology	70	N/A	68
Technology Services	4,085	N/A	3,387
Total	4,155	N/A	3,455

Technology Services Active Clients reflects the relatively larger number of net new customers in the US and increase in private pay customers globally.

Net Promoter Score

Measure Definition: The Net Promoter Score (“NPS”) measures the loyalty of clients to a company. NPS scores are measured with a survey and reported with a number from the range -100 to +100, a higher score is desirable. We conduct transactional surveys which are sent out after the client interacts with VIQ. It is used to understand client satisfaction on a granular level and provide feedback about a very specific topic and are likely to recommend the Company’s services.

(unaudited)

	Q3 2022	Q3 2021	Q2 2022
Net Promoter Score	86	81	86

The NPS shows a high probability that customers are secure and likely to recommend VIQ.

Management Discussion & Analysis	Page 19

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Total Number of Minutes of Content Processed on aiAssist

Measure Definition: We define the total number of minutes of content processed on aiAssist.

(unaudited)

	Q3 2022	Q3 2021	Q2 2022
Number of Minutes of Content Processed on aiAssist	1,600,039	1,255,351	1,449,680

The in number of minutes Content Processed on aiAssist increased in Q3 2022 from Q3 2021 due to migrations that have taken place in Q3 2022 and additional use of the platform by technology customers.

Liquidity

As of September 30, 2022, we held cash of $3,854,775 as compared to $26,024,604 as of September 30, 2021 and $10,583,534 as of December 31, 2021. On July 21, 2022, the Company completed a private placement offering to institutional investors (“PIPE”). Under the PIPE, the Company sold 3,551,852 units (the “Units”) at a price of $1.35 per Unit for gross proceeds to the Company of approximately $4,800,000 before the deduction of any fees and other estimated PIPE expenses. We believe that ongoing operations, working capital and associated cash flows in addition to our cash resources provide sufficient liquidity to support our ongoing business operations and satisfy our obligations as they become due for at least the next 12 months. If we continue to acquire accretive businesses, we may need additional external funding depending upon the size and timing of the potential acquisitions.

Below is a summary of our cash provided by (used in) operating, investing, and financing activities for the periods indicated:

(unaudited)	Three Months Ended September 30		Nine months ended September 30,
	2022	2021	2022	2021
Cash provided by (used in) operating activities	(1,794,381)	(1,440,743)	(1,684,195)	(4,941,092)
Cash used in investing activities	(1,632,659)	(931,467)	(3,211,929)	(2,870,116)
Cash provided by (used in) financing activities	3,941,255	16,196,471	(1,545,676)	17,126,169
Net increase (decrease) in cash for the year	514,215	13,824,261	(6,441,800)	9,314,960
Cash, beginning of period	3,491,907	12,374,825	10,583,534	16,835,671

Effect of foreign exchange	(151,349)	(174,482)	(286,961)	(126,028)

Cash, end of period	3,854,773	26,024,604	3,854,773	26,024,603

Cash Provided by (used in) Operating Activities

We utilized cash of $1,794,381 in operating activities for the three months ended September 30, 2022. This resulted from $1,329,940 in net loss plus $288,383 of non-cash adjustments and $752,824 attributable to movements in working capital with changes primarily arising from an increase in accounts receivable, prepaid expenses, and contract liability which was offset with a decrease in accounts payable, a decrease in inventories.

We utilized cash of $1,684,195 in operating activities for the nine months ended September 30, 2022. This resulted from $6,537,993 in net loss plus $3,380,843 of non-cash adjustments and $1,472,955 attributable to movements in working capital with changes primarily arising from an increase in accounts receivable, accounts payable, contract liabilities which was offset with a decrease in inventories and prepaid expenses.

Management Discussion & Analysis	Page 20

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Cash Provided by (used in) Investing Activities

For the three months ended September 30, 2022, cash used in investing activities was $1,632,659 which consisted of purchase of property and equipment of $659,816, development costs related to internally generated intangible assets of $420,549 and a deferred consideration and earnout payout for WordZ and Auscript of $552,294.

For the nine months ended September 30, 2022, cash used in investing activities was $3,211,929 which consisted of purchase of property and equipment of $897,702, $298,927 of additional working capital related to the business acquisition of Auscript, development costs related to internally generated intangible assets of $1,334,143, a deferred consideration and earnout payout for WordZ and Auscript of $745,798, and change in restricted cash of $234,286.

Cash Provided by (used in) Financing Activities

Cash generated by Financing Activities for the three months ended September 30, 2022, was $3,941,255 which consisted of $4,418,325 of cash provided by issuance of share capital net of issuance costs, cash used in repayment of debt of $173,521, repayment of lease obligations of $69,338, repayment of interest on lease obligations of $23,773, repayment of interest on debt of $210,438.

Cash used by Financing Activities for the nine months ended September 30, 2022, was $1,545,675, which consisted of $4,418,325 of cash provided by issuance of share capital net of issuance costs, cash used in repayment of debt of $4,616,975, payment of amendment fees on debt of $239,880, repayment of lease obligations of $186,658 payment of interest on lease obligations of $78,764, and payment of interest on debt of $841,724.

Debt Covenants

In accordance with our debt agreement with Crown Capital Partner Funding, LP (the “Crown Debt Facility”), the Company is required to maintain quarterly (i) a Fixed Charge Coverage Ratio (“FCCR”) of greater than 1.25 calculated based on EBITDA for such period less liabilities paid in cash in connection with the Company’s share appreciation rights plan, cash dividends paid, and capital expenditures divided by debt service for such period and (ii) a Net Debt to EBITDA Ratio less than 3. These financial covenants were waived for Q3 2022.

On March 30, 2022, the Company signed an amendment related to the Crown Debt Facility that required the Company to pay $4,005,768 (CAD $5,000,000) of the principal balance on March 30, 2022 and pay an amendment fee of approximately $239,880 (CAD $300,000). The amended secured debt facility waives the Fixed Charge Coverage Ratio for Q4, 2022 and the Net Debt to EBITDA ratio for Q1 and Q2 2022. Additional financial covenants were added to the amended Crown Debt Facility, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of Q2 2022, Q3 2022 and Q4 2022. As at September 30, 2022, the Company was in compliance with these additional financial covenants.

On July 14, 2022, the Company signed an amendment to the Crown debt facility which removed entirely the Fixed Charge Coverage Ratio and Net Debt to EBITDA covenants for the term of the facility. The covenants relating to the restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure for the quarter ending September 30, 2022 and December 31, 2022 were unchanged. In addition, the Company has agreed to make certain payments to the lender in the event that there is a balance outstanding under the debt facility as at certain periods in time. Such fees, if applicable, are payable in cash or Common Shares, in the Company's sole discretion. On October 31, 2022, the Company issued 500,000 Common Shares to Crown Capital Funding, LP in connection with the first of such payments. The 500,000 Common Shares issued are subject to a statutory hold period of four months plus a day.

Management Discussion & Analysis	Page 21

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Contractual Obligations

The following table summarizes our contractual obligations as at September 30, 2022, including commitments relating to leasing contracts:

(unaudited)	2022	2023	2024	2025	Total
Trade and other payables	$6,540,545	$–	$–	$–	$6,540,545
Lease obligations	100,606	428,968	304,308	223,097	1,056,980
Crown Debt Facility	–	7,630,590	–	–	7,630,590
Contingent Consideration - WZ	92,509	304,610	–	–	397,119
WordZ promissory note	111,638	446,552	–	–	558,190
HomeTech VTB loan	60,000	240,000	20,000		320,000
Total	$6,905,298	$9,050,720	$324,308	$223,097	$16,503,424

Capital Resources

Our objective in managing capital is to ensure sufficient liquidity to pursue our growth strategy, fund research and development to enhance existing product offerings as well as to develop new product offerings to maintain our competitive advantage, pursue accretive acquisitions and provide sufficient resources to meet day-to-day operating requirements, while managing financial risk. We intend to use our operating income and funds on hand to meet funding requirements for the development and commercialization of our technology products and services based on anticipated market demand and working capital purposes. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our commercial sales, and our ability to manage our working capital requirements.

Our officers and senior management are responsible for managing the capital and do so through monthly meetings and regular review of financial information. Our Board of Directors is responsible for overseeing this process. We manage capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the cash flows from operations and capital transactions.

Capital Allocation

A significant component of our strategy is to effectively and efficiently allocate capital between opportunities that generate the highest return on our capital with the goal over time to maximize shareholder equity.

The Company's capital allocation is centered on generating organic growth, investment in technologies, mergers and acquisitions, and balance sheet deleveraging. VIQ's focus is on closing and integrating strategic and accretive acquisitions, continuing to grow and drive market share and achieve consolidation efficiencies while maturing its AI engines through technology service volumes.

Paying out dividends, or buying back stock, are not anticipated as being part of our capital allocation strategy for the immediate future. Our goal with capital allocation is to increase the earning power of the Company and reinvest the free cash flow of the business to generate more cash.

Management Discussion & Analysis	Page 22

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Other Commitments

Other commitments include operating leases for office equipment and facilities. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired business. The fair value of contingent consideration recorded in our September 30, 2022, unaudited interim condensed financial statements was $378,320 in trade and other payables and accrued liabilities. Aside from the aforementioned, we do not have any other business arrangements or any equity interests in any non-consolidated entity.

Contingent Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements.

Transactions Between Related Parties

There were no transactions between related parties for the three and six months ended September 30, 2022.

Critical Accounting Policies and Estimates

General

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are affected by management’s application of accounting policies and historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

Our significant accounting policies are fully described in Note 3 to our financial statements for the years ended December 31, 2021, and 2020 which are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar). Certain accounting policies are particularly important to the reporting of our financial position and results of operations and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. We believe that there have been no significant changes in our critical accounting estimates for the three and nine months ended September 30, 2022, from the years presented in our annual financial statements for the years ended December 31, 2021, and 2020.

Management believes the following critical accounting policies and estimates reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Management Discussion & Analysis	Page 23

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

New accounting pronouncements adopted

We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2022.

i.	Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference in IFRS 3 to now refer to the Conceptual Framework.

ii.	Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.

iii.	Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

The adoption of these standards did not have a material impact to our financial results and are not expected to have a material impact in the future.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under Canadian securities legislation and the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of September 30, 2022. Based on this evaluation, the CEO and the CFO concluded that, as of September 30, 2022, 2-22 the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to us by others, particularly during the period in which the annual filings are being prepared and of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Notwithstanding the material weaknesses, management has concluded that the Company’s unaudited interim condensed financial statements as at and for the three months ended September 30, 2022, present fairly, in all material respects, the Company’s financial position, statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows in accordance with IFRS.

Management Discussion & Analysis	Page 24

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute assurance, with respect to reporting financial information. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the CEO and CFO have concluded that the Company’s internal control over financial reporting was ineffective as of September 30, 2022 due to the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that our management identified related to the following:

•	the Company’s review controls in various financial reporting processes did not operate with sufficient precision, particularly with respect to the determination of the appropriate period in which to recognize revenue and expenses;

•	the Company did not maintain adequate review controls to ensure that complex accounting areas such as business combinations, impairment of non-financial assets, revenue recognition and accounting for income tax provisions were appropriately recorded in accordance with IFRS; and

•	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These material weaknesses resulted in material misstatements, which were corrected, and also immaterial misstatements, some of which were corrected, prior to the release of the consolidated financial statements as of and for the three and nine months ended September 30, 2022

Remediation

We intend to implement a remediation plan that involves a third-party software solution to formalize the documentation and evidence of our review and approval of subjective and higher risk journal entries in our financial reporting system including implementing improved process over cut off of transactions. We will implement more formalized documentation and evidence of review over complex accounting transactions. The plan will include the involvement of management and sufficient training of all relevant personnel. We will take the measures necessary to address the material weaknesses, which may require significant management attention, and our efforts may not prove to be successful in remediating the material weaknesses and do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future.

Management Discussion & Analysis	Page 25

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

The CEO and CFO do not expect that internal controls over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions.

Internal Controls over Financial Reporting

Except for the material weaknesses described above, there were no changes in the Company’s Internal Control over Financial Reporting that occurred during the period ended September 30,, 2022 that has materially affected or reasonably likely to materially affect the Company’s Internal Control over Financial Reporting.

Risk Factors

A complete description of the risks and uncertainties affecting the Company is included in the most recently filed AIF and the Company’s annual report on Form 20-F filed with the SEC. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of our common shares (the “Common Shares”) to decline. If any of the noted risks actually occur, our business may be harmed, and the financial condition and results of operation may suffer significantly. In that event, the trading price of the Common Shares could decline, and shareholders may lose all or part of their investment.

Disclosure of Outstanding Share Data

The Common Share trade on the Toronto Stock Exchange and the Nasdaq Capital Market under the symbol “VQS.” The Company is authorized to issue an unlimited number of Common Shares. As at November 9, 2022 there were (i) 34,055,796 Common Shares issued and outstanding, (ii) 726,767 stock options outstanding with a weighted average exercise price per Common Share of $2.88 CAD expiring between 2023 and 2025 under the Company’s legacy stock option plan (iii) 893,947 stock options outstanding with a weighted average exercise price per Common Share of $1.92 CAD expiring 2031 and 2032 under the Omnibus Equity Incentive Plan, (iv) 66,667 deferred share units outstanding with an average exercise price per Common Share of $1.20 CAD with no expiry date (v) 714,219 RSUs outstanding expiring 2031 and selective units with no expiry dates under the Omnibus Equity Incentive Plan (vi) 165,000 PSUs with no expiry dates (vii) warrants to purchase 2,117,647 Common Shares at an exercise price of $5.00 USD expiring 2026 and (viii) warrants to purchase 3,551,852 Common Shares at an exercise price of $1.39 USD expiring July 21, 2027.

Diversity

Our success as a company continues to be made possible by our global workforce. We aim to attract, develop, and retain exceptional talent to meet the needs of our clients and create value for our shareholders. We understand that we have more to do to increase our overall representation to better reflect the world we live in. We believe that when people come from diverse backgrounds and have a variety of life experiences, they bring unique perspectives to the table. These perspectives increase innovation, creativity, and overall corporate performance.

In order to continue to produce our innovative technologies and technology services, it is crucial that we continue to attract and retain top talent. To facilitate talent attraction and retention, we strive to make VIQ a diverse and safe workplace, with opportunities for our employees in each region and functional area to grow and develop in their careers, supported by advancements and programs that build connections between our employees and their communities.

We believe that a diverse workforce is critical to our success, and we continue to focus on the hiring, retention and advancement of women and underrepresented populations. Our recent efforts have been focused in three areas: inspiring innovation through a diverse culture; expanding our efforts to recruit and hire world-class diverse talent; and identifying strategic partners to accelerate our diversity, equity and in the coming years inclusion (“DE&I”) programs.

Management Discussion & Analysis	Page 26

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Nine Months ended September 30, 2022

Under the leadership of the current management team and the Board of Directors, VIQ has worked to create an environment and culture that enables all employees to participate and thrive. We know that onboarding people with diverse backgrounds and skillsets is a key ingredient for innovation, which is why our recruitment processes are built around improving our ability to identify the best, most diverse candidate pools. We use gender-neutral language in job descriptions and commit to bringing a diverse slate of candidates to a diverse interview panel at all levels of the Company. VIQ has a variety of diversity-related data points that exemplify how our workforce looks like the world around us and thrives as a result of it.

As of September 30, 2022, VIQ Diversity Metrics were as follows:

•	Global Employee Gender Diversification for all roles: 58% Women, 42% Men

•	Global Employee Gender Diversification for leadership roles: 60% Women, 40% Men

•	Global Race and Ethnicity Representation for all roles: 80% White, 16% Asian, 1% Black and 3% Latino

•	Geography where we work: 76% Australia, 12% United States, 2% Canada, 4% India, 3% Mexico, 2% United Kingdom and Philippines 1%.

•	Brick & Mortar: Eight physical Offices in four Countries

Due to its global footprint, VIQ has come to appreciate that amazing perspectives are grown all around the world and that DE&I programs can be most powerful when they are localized to the individual experiences that resonate with people in the countries, cities, and communities where they live.

Further support of DE&I includes changes that were made at the Board of Directors level through the Nomination Committee to align with the diversity of the organization globally as the Company scales to its next level in 2022.

Management Discussion & Analysis	Page 27